UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Ha’solelim Street
Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Ha’solelim Street
Tel Aviv, Israel

PROXY STATEMENT
______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 28, 2014

We invite you to attend the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd.  The meeting will be held on May 28, 2014 at 5:00 P.M. (Israel time), at Check Point’s principal executive offices at 5 Ha’solelim St., Tel Aviv, Israel.

We are sending you this Proxy Statement because you hold Check Point ordinary shares.  Our board of directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to elect six directors – the terms of six of our current directors will expire at the meeting, and we are proposing to reelect these six directors;

(2)	to elect two outside directors – the terms of two of our outside directors will expire at the meeting, and we are proposing to reelect these two outside directors;

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2014 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2013 consolidated financial statements; and

(4)	as required by Israeli law, to approve the compensation for our Chief Executive Officer who is also the Chairman of our board of directors.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our board of directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 5 Ha’solelim Street, Tel Aviv, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by May 28, 2014 at 6:59 A.M. Israel time, which is May 27, 2014 at 11:59 P.M. Eastern daylight time.  If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution.  In addition, by signing and returning the proxy card you are confirming that you do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you have a “personal interest” with respect to a specific resolution.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on April 21, 2014, or the “Record Date.”  You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this Proxy Statement and the proxy cards to our shareholders of record on the Record Date on or about April 28, 2014, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services.  We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of banks, brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Quorum and Required Vote

On April 21, 2014, we had outstanding 190,789,698 ordinary shares.  Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 50% of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of our board of directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

If a shareholder holds ordinary shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count in the election of directors, including the election of two outside directors, or the approval of compensation of our Chief Executive Officer (Items 1, 2 and 4 of this Proxy Statement).  Please note that a shareholder’s bank or broker can no longer vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds ordinary shares through a bank or broker and does not instruct the bank or broker how to vote in the election of directors, including the election of two outside directors, or the approval of compensation of our Chief Executive Officer, no votes will be cast on that shareholder’s behalf.  The shareholder’s bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment and compensation of Check Point’s independent registered public accounting firm (Item 3 of this Proxy Statement).

Our board of directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 4 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of April 1, 2014 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group.  The information in the table below is based on 191,103,587 ordinary shares outstanding as of April 1, 2014.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options/RSUs (3)	Exercise prices of options	Dates of expiration of options
Gil Shwed	30,403,807	15.5%	5,440,000	$24.01 - $53.67	09/03/2015-06/24/2020
Marius Nacht	21,214,986	11.1%
Franklin Resources Inc. (4)	10,900,178	5.7%
All directors and officers as a group (13 persons including Messrs. Shwed and Nacht)(5)	53,451,436	27.0%	7,052,846	$21.53 - $55.95	09/03/2014-06/24/2020
_______________________

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after April 1, 2014 and restricted share units that will be vested within 60 days after April 1, 2014.

(2)
If a shareholder has the right to acquire shares by exercising stock options or the vesting of restricted share units, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)
Number of shares subject to options that were immediately exercisable or are exercisable within 60 days from April 1, 2014, and restricted share units that will be vested within 60 days after April 1, 2014.

(4)
As of December 31, 2013, based on information contained in a Schedule 13F-HR filed by Franklin Resources Inc. with the Securities and Exchange Commission on February 12, 2014. The address for Franklin Resources Inc. is One Franklin Parkway, San Mateo, California 94403.

(5)
The address for Messrs. Shwed and Nacht is c/o Check Point Software Technologies Ltd., 5 Ha’solelim St., Tel Aviv, Israel.  Except as may be provided by applicable community property laws, Messrs. Shwed and Nacht have sole voting and investment power with respect to their ordinary shares.

ITEM 1 - ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

You are being asked to reelect the following directors: Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit.

Under our Articles of Association, the maximum number of our directors is fixed at twelve.  We currently have ten directors.  Four of these directors, Yoav Z. Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock, are our “outside directors” under the Israeli Companies Law.  The current term of office of Messrs. Federman and Rothrock expires this year, and they are standing for reelection at this meeting, as described in Item 2 below.  The current term of office of Messrs. Chelouche and Gecht will expire in 2015.

You are being asked to reelect all of our current directors who are not outside directors.  If all of our board of directors nominees are elected, the foregoing six directors will continue to serve as directors following the meeting in addition to the outside directors.

In accordance with the Israeli Companies Law, each of the nominees for election to our board of directors (as well as our four outside directors) has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of Check Point, taking into account the size and special needs of Check Point. During the past year, all of our directors attended more than 75% of our board of directors meetings and more than 75% of the meetings of each of the committees of the board of directors on which they serve.

Nominees for Director

The nominating committee of our board of directors, which consists of Irwin Federman, Ray Rothrock, David Rubner and Dr. Tal Shavit, recommended that the following six nominees be reelected to our board of directors at the meeting.  Our board of directors approved this recommendation.  Each director who is elected at the meeting will serve until next year’s annual general meeting of our shareholders.

Gil Shwed is the founder, Chairman and Chief Executive Officer. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

Marius Nacht, one of Check Point’s founders, has served as Vice Chairman of our board of directors since 2001. Mr. Nacht has also served as one of our directors since we were incorporated in 1993. From 1999 through 2005, Mr. Nacht held Senior Vice President roles at Check Point. Mr. Nacht earned a B.S. (cum laude) in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

Jerry Ungerman has served as Vice Chairman of our board of directors since 2005. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

Dan Propper has served on our board of directors since 2006. Mr. Propper is the Chairman of the Board for the Osem Group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd., and Teva Pharmaceutical Industries Ltd. and a number of private companies. Mr. Propper is also a member of the board of governors of the Technion, the Weizmann Institute of Science and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion. As of 2011, Mr. Propper has been appointed as the Chairman of the Supervisory Council of the Bank of Israel.

David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner at Hyperion Israel Advisors Ltd., a venture capital fund. Prior to founding Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd., a provider of telecommunications networking infrastructure solutions from September 1991 to February 2000. Prior to his appointment as President and Chief Executive Officer, Mr. Rubner held various management positions at ECI Telecom. Mr. Rubner serves as a member of the boards of directors of Elbit Imaging Ltd., Messaging International Ltd., Radware Ltd., Eltek Ltd., and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Jerusalem College of Technology and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in Engineering from Queen Mary College, University of London and an M.S. in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

Dr. Tal Shavit has served on our board of directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of the company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

If you sign and return the enclosed proxy card, your shares will be voted “FOR” the election of the individuals named above as directors, unless you specifically specify to the contrary.  We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

We are proposing to adopt the following resolution:

“RESOLVED, that the election of the following six persons to the board of directors of Check Point be, and it hereby is, approved: Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is required to elect each of the individuals named above as directors.

ITEM 2 - ELECTION OF TWO OUTSIDE DIRECTORS

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence.  Under Israeli Companies Law, an outside director serves for a term of three years, which may be extended for additional three-year terms.  Further, an outside director can be removed from office only under very limited circumstances.  In addition, under the Israeli Companies Law, all of the outside directors must serve on our audit committee and compensation committee (including one outside director serving as the chair of our audit committee and as the chair of our compensation committee), and at least one outside director must serve on each committee of our board of directors.

As noted above, Yoav Z. Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock, are our outside directors under the Israeli Companies Law.  The current term of office of Messrs. Federman and Rothrock expires this year and they are standing for reelection at this meeting.  The term of office of Messrs. Chelouche and Gecht expires in 2015, and they are not required to stand for reelection at this meeting.  Biographical information concerning all of our outside directors, including Messrs. Chelouche and Gecht, who are not standing for reelection at the meeting, is set forth below.

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He is also Co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Irwin Federman has served on our board of directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman serves as director of SanDisk Corp., Mellanox Technologies Ltd., Intermolecular, Inc., and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

Guy Gecht has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is the Chief Executive Officer of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and industrial applications and has served in this position since January 2000. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman and CEO of RedSeal Networks, Inc., a provider of network visibility and analytics to prevent cyber attacks. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology, and an M.B.A. from the Harvard Business School.

Nominees for Outside Director

The nominating committee of our board of directors recommended that Messrs. Federman and Rothrock be reelected as outside directors at the meeting for an additional three year term.  Each of our nominating committee, audit committee and board of directors has found that each of Messrs. Federman and Rothrock has all necessary qualifications required under Israel’s Companies Law to be considered an “outside director” and to be considered an “independent director” pursuant to the rules of NASDAQ.  Our audit committee and board of directors approved the nominating committee’s recommendation and determined that, in light of the expertise and contribution to our board of directors and board committees of each of Messrs. Federman and Rothrock, the reelection of each of Messrs. Federman and Rothrock as an outside director for an additional three year term would be in the company’s best interest.  If elected at the meeting, each of Messrs. Federman and Rothrock would serve for an additional three-year term.

We are proposing to adopt the following resolution:

“RESOLVED, that the election of each of Messrs. Federman and Rothrock to the board of directors of Check Point to serve as an Outside Director for a three-year term be, and it hereby is, approved.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect each of Messrs. Federman and Rothrock as an outside director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Check Point, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

ITEM 3 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;
REVIEW AND DISCUSSION OF OUR 2013 CONSOLIDATED
FINANCIAL STATEMENTS

Our board of directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent registered public accounting firm for 2014.  Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2013 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2013, including our 2013 audited consolidated financial statements, is available on our website at www.checkpoint.com.  To have a printed copy mailed to you, please contact our Investor Relations department at 959 Skyway Road, Suite 300, San Carlos, CA 94070; Telephone: 650-628-2000, email: ir@us.checkpoint.com.

We are proposing to adopt the following resolution:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent registered public accounting firm for 2014 be, and it hereby is, ratified, and the board of directors (or, the audit committee, if authorized by the board of directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent registered public accounting firm.

ITEM 4 – PROPOSAL TO APPROVE COMPENSATION TO OUR CHIEF EXECUTIVE
OFFICER WHO IS ALSO THE CHAIRMAN OF OUR BOARD

The Israeli Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.  This includes cash compensation as well as compensation in the form of equity awards.  Gil Shwed, who is the Chairman of our board of directors, is also our Chief Executive Officer.  Therefore, Mr. Shwed’s compensation requires shareholder approval.

Mr. Shwed has requested to forego his salary and bonus for 2014, as he has done for the past several years.  Following consideration of Mr. Shwed’s request, our compensation committee, audit committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2014, and will not receive any cash compensation for 2014 except for an amount equal to the minimum wage required under Israeli law. Currently, other than the minimum wage required by law, Mr. Shwed’s sole compensation for 2014 will be the option grant recommended below, if approved by the shareholders at the meeting.  Our goal is to clearly align Mr. Shwed’s compensation with the objectives of our shareholders.

Our compensation committee recommended the grant to Mr. Shwed of options to purchase 1.6 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the meeting, vesting over a period of 4 years.  Our board of directors and audit committee subsequently approved the grant to Mr. Shwed of options to purchase 1.6 million ordinary shares, upon the terms recommended by the compensation committee.  We are therefore proposing that you now approve the option grant to Mr. Shwed.  The number of ordinary shares beneficially owned by Mr. Shwed, and the number of ordinary shares he beneficially owns pursuant to stock options exercisable within 60 days after April 1, 2014, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

In making its recommendation, the compensation committee considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Shwed, the equity and compensation for comparably situated chief executive officers, the estimation of Mr. Shwed’s expected contributions to the future growth and profitability of Check Point, as well as certain other factors prescribed by the Israeli Companies Law and our executive compensation policy.  The compensation committee directly engaged the services of Mercer LLC, a leading global provider of consulting services relating to human capital and compensation.  Mercer provided input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of the Company’s performance relative to that of peer companies.  No member of the compensation committee or any named executive officer has any affiliation with Mercer.  Mercer reported directly to the compensation committee.

In connection with their review, our compensation committee and board of directors confirmed that it is the intention of the company that the number of company equity awards outstanding shall continue in the future not to exceed 10% of our outstanding ordinary shares.

The total direct cash compensation that we accrued for our directors and executive officers as a group for the year ended December 31, 2013 was approximately $2.4 million.

We are proposing to adopt the following resolution:

“RESOLVED, that the grant to Gil Shwed of options to purchase 1.6 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the 2014 Annual General Meeting of Shareholders and upon the terms recommended by Check Point’s compensation committee and approved by Check Point’s board of directors and audit committee be, and it hereby is, approved.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of options to our Chief Executive Officer, who is also the Chairman of our Board.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of options to our Chief Executive Officer, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the adoption of the proposal to grant options to our Chief Executive Officer, as described above.  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Check Point, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

By Order of the Board of Directors. GIL SHWED Chairman of the Board of Directors

Dated: April 21, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.

By:	/s/ John Slavitt
John Slavitt
General Counsel

Dated: April 28, 2014